Dewey & LeBoeuf LLP 125 West 55th Street New York, NY 10019-5389 tel +1 212 424 8185 fax +1 212 649 9483 mricciardi@dl.com

March  27, 2008

BY EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Maiden Holdings, Ltd.
Registration Statement on Form S-1, amended November 7, 2007 File No. 333-146137

Dear Mr. Riedler:

On behalf of Maiden Holdings, Ltd. (the “Company”), we have enclosed copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from Amendment No. 1 to the Registration Statement filed with the Commission on November 7, 2007.

The changes reflected in Amendment No. 2 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated November 16, 2007 to Max G. Caviet, President and Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we set forth below each comment from your comment letter in bold typeface and include the Company’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2, which includes the prospectus as revised. The Company has authorized us to make the responses contained in this letter.

Mr. Jeffrey P. Riedler
March [   ], 2008

In connection with our response, we are submitting the following materials:

1.	Five revised, clean courtesy copies of Amendment No. 2; and

2.	Five courtesy copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement filed on November 7, 2007.

FORM S-1

General

1.	Please include updated financial statements and related disclosures through September 30, 2007 as required by Rule 3-12 of Regulation S-X.

The Registration Statement has been amended to include audited financial statements and related disclosures through December 31, 2007. See pages 7, 42 through 58, 79 through 82, F-1 through F-21 and elsewhere in Amendment No. 2.

Cover Page

2.
We note your response to comment 3 and the comment is reissued. Item 501 of Regulation S-K requires the inclusion of a market price. Therefore, it is not sufficient to only provide the most recent price at which shares were sold on the Portal Market or that you are currently unable to determine the price or prices of the common shares that may be sold under the prospectus. Please revise your disclosure to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing prices or privately negotiated prices. In the alternative, you may disclose the price or range you expect your selling shareholders will sell their shares if you are able to demonstrate that your application with NASDAQ will be approved.

The Registration Statement has been amended to reflect the Staff’s comment. See the prospectus cover page of Amendment No. 2.

Competitive Strengths, page 3

3.
We note your response to comment 12. There relationships appear to be too elusive to conclude that they should allow you to establish a presence in the reinsurance markets. Please revise to state that your management's prior experience should allow you to establish a presence in the reinsurance market, without referencing these relationships.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 3 and 67 of Amendment No. 2.

Mr. Jeffrey P. Riedler
March [   ], 2008

Risk Factors, page 7

4.
We note your response to comment 15. All known material risks should be presented. Please eliminate the sentence that states "the risk factors described below are not the only ones that may affect us" as this sentence also implies that that there are other risks that the investor should consider before investing in your company. Additionally, delete the statement that these risks are the most significant as all material risk should be described.

The Registration Statement has been amended to reflect the Staff’s comment. See page 8 of Amendment No. 2.

"We are dependent on AmTrust and its subsidiaries for a substantial . . . .," page 7

5.
We note your response to comment 20 and your revised disclosure regarding the termination provisions. Please also disclose that Maiden Insurance and AII are also able to terminate the agreement if a change in control in either company occurs or if the shareholders' equity is reduced to 50% or less of the shareholders' equity and in the case of AII, that they may terminate the agreement with you if you fail to maintain an A.M. Best rating of A-.

The Registration Statement has been amended to reflect the Staff’s comment. See page 8 of Amendment No. 2.

"The Chairman of the Board currently holds the positions of President and Chief . . . .," page 8

6.
We note your response to comment 27 and your revised disclosure. You indicate that Mr. Caviet owned 39,843 shares of AmTrust and held options to acquire a further 162,500. Please also disclose what percentage of ownership these shares represent in AmTrust.

The Registration Statement has been amended to reflect the Staff’s comment. See page 9 of Amendment No. 2.

Mr. Jeffrey P. Riedler
March [   ], 2008

Management's Discussion and Analysis of Financial Condition, page 40

Critical Accounting Policies, page 43

Premiums, Page 43

7.
We acknowledge your response to our previous comment 48. While the underlying insurance policies may extend 12 months beyond the 12 month insurance policy period, recognition of policies attaching reinsurance premiums on a straight-line basis over the 24-month period does not appear to be in compliance with paragraph 21 of SFAS 113. Paragraph 21 of SFAS 113 requires the reinsurance premiums to be recognized over the contract period "in proportion to the amount of insurance protection provided." In this regard, it appears that your insurance exposure on a policies attaching basis would be more akin to a bell curve than a straight line. Please revise your disclosure to explain why your accounting is reasonable.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 46 to 47 of Amendment No. 2.

8.
Please revise your disclosure here or in Business to clarify how you collect premiums on your reinsurance written on a policies attaching basis. In this regard, it is unclear why you would recognize revenue on these contracts over a 24-month period if you billed and collected these premiums each month. If you collect premiums on an infrequent basis, say annually or semiannually, please disclose whether and to what extent you have mechanisms that provide for retroactive premium adjustments.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 46 to 47 of Amendment No. 2.

Investments, page 70

9.
Refer to your amendment in response to comment 56. Please revise your disclosure to clarify why you have apparently not received any funds from AmTrust associated with your reinsurance agreement effective July 1, 2007 and invested those funds as of August 23, 2007. In addition, please tell us why you have changed the reference date of your average current yield summaries or revise your investment disclosures to discuss investments as of a consistent reference date.

The Registration Statement has been amended to reflect the Staff’s comment. See page 79 through 82 of Amendment No. 2.

Mr. Jeffrey P. Riedler
March [   ], 2008

Selling Shareholders, page 123

10.
We note your response to comment 61 and your revised disclosure. Please also disclose the name of the natural person who has voting and dispositive power over the shares held by JNL/FMR Balanced Equity.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 142 and 151 of Amendment No. 2.

*   * *

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8185.

Sincerely,

/s/ Matthew M. Ricciardi
Matthew M. Ricciardi

cc:	Max G. Caviet
Maiden Holdings, Ltd. 48 Par-la-Ville Road, Suite 1141 Hamilton HM 11, Bermuda